Exhibit 4.12

Resolutions adopted by the Board of Directors of ILOG S.A.

on December 18, 2000 relating to the granting of warrants

Additional modification of the sixteenth resolution submitted to the approval of the combined extraordinary and ordinary general Shareholders' meeting which will be held on December 18, 2000.

The President reminded to the Board that the sixteenth resolution draft, submitted to shareholders approval during the general meeting to be held today, concerning the authorization to issue warrants giving right to subscribe 100,000 new ILOG shares, reserved for issuance to non-executive Directors, grants 20,000 warrants to Mr. Efira.

As a consequence of Mr. Efira’s resignation of his position of Director, the President invites the Board to reduce the maximum number of shares by the number of warrants allocated to him. The total number of shares would then be limited to 80,000 and the 16th resolution draft amended consequently.

The Board unanimously,

Approved the proposal made by the President;

Resolved to amend as follows the 16th resolution draft (including amendment as defined in 3) that will be submitted to shareholders approval during the general meeting to be held the same day :

“Sixteenth resolution

Authorization to issue warrants of the company, limited to 80,000 shares, reserved for issuance to non-executive Directors.

The general meeting, satisfying quorum and majority rules for extraordinary meetings,

Having heard the Board of Directors report and the Statutory Auditor’s special report,

Resolves to increase capital by a maximum nominal value of FF 320,000, in one or more operations, by a maximum of 80,000 warrants giving right to subscribe 80,000 new ILOG shares of FF 4 nominal value each.

Resolves to waive the preferential subscription rights of the shareholders to the warrants and to reserve the right to subscribe for the warrants to the non-executive Directors, in the following amounts :

Richard Liebhaber, 24,000 warrants to subscribe for 24,000 new shares of FF4 nominal value each,

Michel Alard, 20,000 warrants to subscribe for 20,000 new shares of FF4 nominal value each,

Pascal Brandys, 20,000 warrants to subscribe for 20,000 new shares of FF4 nominal value each,

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Marie-Claude Bernal, 12,000 warrants to subscribe for 12,000 new shares of FF4 nominal value each,

Marc Fourrier, 4,000 warrants to subscribe for 4,000 new shares of FF4 nominal value each,

Resolves that the issuance of the warrants entails the former waiver by the shareholders of their preferential subscription rights to subscribe for the new shares to be issued upon the exercise of such warrants.

Resolves that the warrants shall be exercised within a 5 year-period following their issuance.

Resolves that the amount receivable by the Company for each share issued upon the exercise of the warrants after deduction of the issuance price for warrants, will be equal to the closing price for a share on the Nouveau Marché on the last trading day preceding the decision to grant these warrants.

Grants to the Board of Directors full powers, including the right to delegate the President, to implement this authorization, including :

to determine the dates and terms of such issuance or issuances ;

to set the price and the conditions of such issuance of warrants and shares to be issued upon exercise of the warrants within the limits laid down by this authorization ;

to carry out all necessary measures in order to protect the rights of the holders of warrants upon the occurrence of an operation mentioned in Article 171 and seq. of the Decree of March 23, 1967 ;

to finalize the share capital increases resulting from the exercise of the warrants ; and

to modify the by-laws accordingly and more generally, to take all necessary measures.

Such authorization shall remain valid for a period of one year from the date of this Meeting of Shareholders”.

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